UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Entegris, Inc.
(Exact name of the registrant as specified in its charter)

Delaware	001-32598	41-1941551
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No).

129 Concord Road	01821
Billerica, Massachusetts	(Zip Code)
(Address of principal executive offices)

Sue Lee
Senior Vice President, General Counsel and Secretary
(978) 436-6500
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2017 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This Form SD of Entegris, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2017 to December 31, 2017.
A copy of Conflict Minerals Report is provided as Exhibit 1.01 and is publicly available at https://www.entegris.com/content/dam/web/about-us/corporate-overview/documents/report-conflict-minerals.pdf
Item 1.02 Exhibit
As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 of this report.
Section 2 - Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Entegris, Inc. Conflict Minerals Report for the reporting period from January 1, 2017 to December 31, 2017

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ENTEGRIS, INC.

By: /s/ Gregory B. Graves	May 31, 2018
Name: Gregory B. Graves	(Date)
Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
1.01	Entegris, Inc. Conflict Minerals Report for the reporting period from January 1, 2017 to December 31, 2017